Exhibit 99.1

Redwood Mortgage Corp., Manager	March 28, 2021

Redwood Mortgage Investors IX, a Delaware Limited Liability Company

Fair Value per Unit at December 31, 2020

Background

Redwood Mortgage Corp. (RMC or the manager) obtained information regarding the fair value of a unit of member’s interest and of net assets at December 31, 2020 (the valuation date) for Redwood Mortgage Investors IX, a Delaware Limited Liability Company (RMI IX or the company). An independent valuation firm that provides asset valuations to retirement plan sponsors, plan administrators, banking and trust companies, and ERISA plans performed the unit value analysis in accordance with scope criteria, objectives and an overall approach set by RMC. The purpose of their valuation was to provide an opinion of the fair value of a unit of membership interest, which is determined principally by the fair value of the commercial mortgage loans held in portfolio and the liquidity available to the members, inclusive of redemption price and distribution factors.  The firm understood that the valuation report would be used by the manager for financial and regulatory reporting purposes, specifically FINRA Rule 2310 and NASD Rule 2340.

As of the valuation date, RMI IX had total assets with a book value of approximately $75.3 million, the primary components of which were $2.3 million in cash and $82.3 million in secured-loans principal.  Members’ capital was $79.1 million and the formation loan balance was $3.8 million at December 31, 2020. The indicated value of the investment assets is approximately $76.8 million or $1.02 per unit.

Fair Value of a Unit of Membership Interest for RMI IX

Based on the analysis summarized below, RMC concurred with the firm’s conclusion that the fair value of a unit of membership interest, as of the valuation date, is $1.00, as the unit price at redemption is capped at $1.00 per unit per the RMI IX Operating Agreement.

RMI IX membership units have restrictions on transferability and redemptions, including a minimum investment period of five years and a maximum total annual redemption of five percent (5%) of beginning members’ capital. The company’s operating agreement provides that members may withdraw all or a portion of their capital accounts in quarterly installments or longer, as determined by RMC in light of the company’s cash flow and subject to the 5% annual maximum for the company.  There is also a limited right of liquidation for an investor’s heirs upon an investor’s death. The company has established a cash reserve but it is not specifically allocated to fund withdrawals and, accordingly, the company’s capacity to return capital is subject to the availability of cash. A members’ capital account continues to receive distributions equal to its pro-rata share of the company’s net income in the period during which the balance is being redeemed.

Redwood Mortgage Investors IX Per Unit Fair Value	Page | 2

Valuation of the Commercial Mortgage Loan Portfolio

The fair value of the loan portfolio approximates the book value as evidenced by the gains on sale net of the cost to sell for the loan sales in 2020, 2019 and 2018.  In those sales the acquiring bank selected loans to be purchased from a list of loans offered for sale. It is noted that RMI IX’s loans:

-	Are of shorter terms at origination than commercial real estate loans by institutional lenders;
-	Are written without a prepayment penalty causing uncertainty/ lack of predictability as the expected duration of the loan; and
-	Have limited marketability and are not yet sellable into an established secondary market.

RMC projects credit losses at the time of loan funding to be zero dollars due to the low LTV’s at origination and the location of the collateral in favorable real estate markets (San Francisco Bay Area and Los Angeles, coastal Southern California primarily). Management reviews the values of collateral periodically to validate the “protective equity.”

Sources of Information

RMC provided financial and other information to the firm and it accessed other information from various public, financial, and industry sources. The principal sources of information used in performing the valuation included the following:

°	Draft Form 10-K for the year 2020 and the as filed Forms 10-K for 2019 and 2018
°	Historical capital contributions and redemptions
°	The Operating Agreement (ninth amended and restated)
°	Discussions with Management regarding the historical and expected future performance of RMI IX, as well as related information contained in management reports

Procedures and Analytic Approaches

The firm performed the following customary procedures:

°	Received a description of the subject items;
°	Reviewed the methodologies used to estimate the fair value of the loan portfolio;
°	Considered the commercial-mortgage-loan sales data.

The valuation firm primarily utilized the cost or book value analysis. Book value may  approximate fair value for assets or liabilities with a relatively short term to maturity, provided there is little or no risk of material changes before maturity and the disparity between the assets’ or liabilities’ current rate and that of the quoted market rate is minimal. Any mark-to-market adjustment for these short-term assets or liabilities would presumably be immaterial.